SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of JULY, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

              <Indosat Logo Appear Here>



        Indosat Plans for the Test Call of its
              Local Fixed Wireless Network

Jakarta, 17 July 2003. Indosat had appointed ZTE Co.
Ltd (ZTE) to construct the trial network for its Local
Fixed Wireless Network hence plan to conduct the test call in August 2003.

We expect that this trial can be conducted successfully and later will be evaluated to determine the plan to operate commercially. In this trial, we have asked ZTE to conduct the construction as well as provide the financing. It is planned that the trial will be limitedly conducted in Jakarta and Surabaya, according to Widya Purnama President Director of
Indosat.

According to previous announcement, Indosat will conduct direct negotiation with potential working partners, including the individual member of MAC consortium with pre-determined conditions, nevertheless until the end of the period no potential partner could meet the condition. Hence, Indosat decided to end the negotiation process.

Indosat still commits to deploy local fixed wireless network amounting to 700,000 lines in Jakarta and Surabaya, continued Widya Purnama.

PT Indosat Tbk is a provider of information and communication services in Indonesia a providing cellular services, fixed telecommunication and multimedia, data communication & Internet (MIDI) as well as operating broadband network. Cellular becomes Indosat main business and by end of first quarter 2003, Indosat had 3.9 million cellular subscribes provided through fully controlled subsidiaries, Satelindo and IM3. Indosat shares are listed in the Jakarta Stock Exchanges (JSX: ISAT) and its American Depository Share are listed on the New
York Stock Exchange (NYSE: IIT).


For Further Information Please Contact :

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: July 23, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President